SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 22, 2011

AVIVA PLC

(Translation of registrant’s name into English)

ST HELEN’S, 1 UNDERSHAFT

LONDON EC3P 3DQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF AVIVA PLC ON FORM F-3 (NO.333-178006) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

AVIVA PLC

Exhibits are filed herewith in connection with the issuance of $400,000,000 8.75% Capital Securities due December 1, 2041 (the “Debt Securities”) by Aviva plc (the “Company”) on the date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-178006).

Exhibit No.	Description
1.1	Underwriting Agreement, dated November 22, 2011, by and among the Company, Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC.
4.1	Indenture relating to subordinated debt securities, dated November 22, 2011, by and among the Company and Law Debenture Trust Company of New York.
4.2	Supplemental Indenture, dated November 22, 2011, by and among the Company and Law Debenture Trust Company of New York.
4.3	Form of Security Certificate representing the Capital Securities (included in Exhibit 4.2).
5.1	Opinion of Dewey & LeBoeuf LLP, U.S. Counsel to the Company, with respect to the validity of the Debt Securities under New York law.
5.2	Opinion of Dewey & LeBoeuf LLP, English Counsel to the Company, with respect to the validity of the Debt Securities under English law.
23.1	Consent of Dewey & LeBoeuf LLP (included in 5.1 above).
23.2	Consent of Dewey & LeBoeuf LLP (included in 5.2 above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 22, 2011

Aviva plc

By:	/s/ Neil Harrison

Name: Neil Harrison
Title: Authorized Signatory